                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

                                 (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                             (Amendment No. _____)*

                                MACROMEDIA, INC.

         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)

                                    556100105
                      (CUSIP Number of Class of Securities)

                               ELIZABETH A. NELSON
         EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY
                                MACROMEDIA, INC.
                               600 TOWNSEND STREET
                         SAN FRANCISCO, CALIFORNIA 94103
                                 (415) 252-2000

          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:
                              HORACE L. NASH, ESQ.
                            ROBERT A. FREEDMAN, ESQ.
                           ANDREW J. SCHULTHEIS, ESQ.
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                               PALO ALTO, CA 94306
                                 (650) 494-0600



                            CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
          Transaction Valuation*                          Amount of Filing Fee
--------------------------------------------------------------------------------
                $133,820,046                                     $26,765
--------------------------------------------------------------------------------

        * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 12,342,311 shares of common stock of Macromedia, Inc. having an aggregate value of $133,820,046 as of May 3, 2001 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934 equals one-fiftieth of one percent of the value of the transaction.

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:        Not applicable.
                        ---------------------------------
Form or Registration No.:      Not applicable.
                          -------------------------------
Filing Party:                  Not applicable.
             --------------------------------------------
Date Filed:                    Not applicable.
           ----------------------------------------------


[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]     THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.

[X]     ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.

[ ]     GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.

[ ]      AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 1. Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange Outstanding Options dated May 4, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

        (a) The name of the issuer is Macromedia, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 600 Townsend St., San Francisco, California 94103. The Company's telephone number is
(415) 252-2000. The information set forth in the Offer to Exchange under Section 9, "Information About Macromedia", is incorporated herein by reference.

        (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Macromedia, Inc. 1992 Equity Incentive Plan, the Macromedia, Inc. 1999 Stock Option Plan and the Andromedia, Inc. 1999 Stock Plan, which we refer to collectively as the "Option Plans", along with some non-plan option grants originally granted by Macromedia, to purchase shares of the Company's Common Stock, par value $0.001 per share ("Option Shares") for new options to be granted upon the terms and subject to the conditions described in the Offer to Exchange, and the related cover letter and attached Summary of Terms attached hereto as Exhibit (a)(1). This offer does not include the class of options held by option holders who are not employees of Macromedia or one of its subsidiaries on the date of commencement of this offer, the date it expires and the date the new options are granted. Persons who are not an employee of Macromedia or one of its subsidiaries on all of those dates, are not eligible to accept the offer. For each option holder, the number of shares of Common Stock to be granted under the New Options will be equal to the amount set forth on Table 3 of the Election Form. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1, "Number of Options; Expiration Date",
Section 5, "Acceptance of Options for Exchange and Cancellation and Issuance of New Options" and Section 8, "Source and Amount of Consideration; Terms of New Options" is incorporated herein by reference.

        (c) The information set forth in the Offer to Exchange under Section 7, "Price Range of Common Stock" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1, "Number of Options; Expiration Date", Section 3, "Procedures for Electing to Exchange Options", Section 4, "Withdrawal Rights",
Section 5, "Acceptance of Options for Exchange and Cancellation and Issuance of New Options", Section 6, "Conditions of the Offer", Section 8, "Source and Amount of Consideration; Terms of New Options", Section 11, "Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer", Section 12, "Legal Matters; Regulatory Approvals", Section 13, "Material U.S. Federal Income Tax Consequences" and Section 14, "Extension of Offer; Termination; Amendment" is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 10, "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

        (a) The information set forth in the Offer to Exchange under Section 10, "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

        (b) Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a) The information set forth in the Offer to Exchange under Section 2, "Purpose of the Offer" is incorporated herein by reference.



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        (b) The information set forth in the Offer to Exchange under Section 5,
"Acceptance of Options for Exchange and Cancellation and Issuance of New Options" and Section 11, "Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer" is incorporated herein by reference.

        (c) The information set forth in the Offer to Exchange under Section 2, "Purpose of the Offer" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        (a) The information set forth in the Offer to Exchange under Section 8, "Source and Amount of Consideration; Terms of New Options" and Section 15, "Fees and Expenses" is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 6, "Conditions of the Offer" is incorporated herein by reference.

        (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

        (a) Not applicable.

        (b) The information set forth in the Offer to Exchange under Section 10, "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

        (a) Not applicable.

Item 10. Financial Statements.

        (a) The information set forth in the Offer to Exchange under Section 9, "Information Concerning Macromedia", Section 16, "Additional Information" and beginning on page F-1 of the Offer to Exchange is incorporated herein by reference.

Item 11. Additional Information.

        (a) The information set forth in the Offer to Exchange under Section 10, "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" and Section 12, "Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (b) Not applicable.

Item 12. Exhibits.

(a)(1)  Offer to Exchange, dated May 4, 2001.

(a)(2)  Form of Election Form.

(a)(3)  Form of Notice of Change in Election From Accept to Reject.

(a)(4)  Form of Notice of Change in Election From Reject to Accept.

(a)(5) Transcript of excerpts of webcast message from Robert Burgess to Macromedia employees.

(a)(6) Email message from Franci Claudon to optionees to whom the exchange offer is being made.

(a)(7)  Press release announcing exchange offer dated May 4, 2001.

(a)(8) Macromedia, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2000, filed with the Securities and Exchange Commission on June 27, 2000 and incorporated herein by reference.

(a)(9) Macromedia, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 2, 2001 and incorporated herein by reference.

(b)     Not applicable.

(d)(1) Macromedia, Inc. 1992 Equity Incentive Plan. Filed as Exhibit 4.05 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on August 17, 2000 and incorporated herein by reference.

(d)(2) Macromedia, Inc. 1999 Stock Option Plan. Filed as Exhibit 4.07 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on August 17, 2000 and incorporated herein by reference.

(d)(3) Andromedia, Inc. 1999 Stock Plan. Filed as Exhibit 4.09 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on December 17, 1999 and incorporated herein by reference.

(d)(4) Form of non-plan stock option grant. Filed as Exhibit 4.08 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on August 17, 2000 and incorporated herein by reference.

(d)(5) Form of New Option Agreement Pursuant to the Macromedia, Inc. 1992 Equity Incentive Plan.

(d)(6) Form of New Option Agreement Pursuant to the Macromedia, Inc. 1999 Stock Option Plan.



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(d)(7)  Form of New Option Agreement Pursuant to the Andromedia, Inc. 1999 Stock
        Plan.

(e)     Not applicable.

(f)     Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a)     Not applicable.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: May 4, 2001


                                         MACROMEDIA, INC.


                                         /s/ Elizabeth A. Nelson
                                         --------------------------------------
                                         Elizabeth A. Nelson
                                         Executive Vice President,
                                         Chief Financial Officer and Secretary

                                INDEX TO EXHIBITS


Exhibit
Number         Description
------         -----------

(a)(1)         Offer to Exchange, dated May 4, 2001.

(a)(2)         Form of Election Form.

(a)(3)         Form of Notice of Change in Election From Accept to Reject.

(a)(4)         Form of Notice of Change in Election From Reject to Accept.

(a)(5) Transcript of excerpts of webcast message from Robert Burgess to Macromedia employees.

(a)(6) Email message from Franci Claudon to optionees to whom the exchange offer is being made.

(a)(7)         Press release announcing exchange offer dated May 4, 2001.

(a)(8) Macromedia, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2000, filed with the Securities and Exchange Commission on June 27, 2000 and incorporated herein by reference.

(a)(9) Macromedia, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 2, 2001 and incorporated herein by reference.

(d)(1)         Macromedia, Inc. 1992 Equity Incentive Plan. Filed as Exhibit
               4.05 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on August 17, 2000 and incorporated herein by reference.

(d)(2) Macromedia, Inc. 1999 Stock Option Plan. Filed as Exhibit 4.07 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on August 17, 2000 and incorporated herein by reference.

(d)(3) Andromedia, Inc. 1999 Stock Plan. Filed as Exhibit 4.09 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on December 17, 1999 and incorporated herein by reference.

(d)(4) Form of non-plan stock option grant. Filed as Exhibit 4.08 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on August 17, 2000 and incorporated herein by reference.

(d)(5)         Form of New Option Agreement Pursuant to the Macromedia, Inc.
               1992 Equity Incentive Plan.

(d)(6)         Form of New Option Agreement Pursuant to the Macromedia, Inc.
               1999 Stock Option Plan.

(d)(7)         Form of New Option Agreement Pursuant to the Andromedia, Inc.
               1999 Stock Plan.